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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 8, 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On July 8, 2004, Bookham Technology plc (the "Company") first sent to shareholders of the Company a circular in connection with the Company's proposed change of corporate domicile to the United States, to be effected by a United Kingdom court-approved scheme of arrangement. A copy of this circular is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The forms of proxy card for the extraordinary general meeting and the shareholder court meeting contemplated by the circular are attached hereto as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4 and are incorporated herein by reference.

Exhibits
99.1	Circular first distributed on July 8, 2004.
99.2	Form of Proxy Card for Extraordinary General Meeting.
99.3	Form of Proxy Card for Shareholder Court Meeting.
99.4	Form of Proxy Card for Extraordinary General Meeting and Shareholder Court Meeting for holders of American Depositary Receipts and/or beneficial holders of American Depositary Shares.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
	By:	/s/ Giorgio Anania
Name: Giorgio Anania Title: Chief Executive Officer
Date: July 20, 2004

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Circular first distributed on July 8, 2004.
99.2	Form of Proxy Card for Extraordinary General Meeting.
99.3	Form of Proxy Card for Shareholder Court Meeting.
99.4	Form of Proxy Card for Extraordinary General Meeting and Shareholder Court Meeting for holders of American Depositary Receipts and/or beneficial holders of American Depositary Shares.

2

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SIGNATURE